January 10, 2008

Via EDGAR and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	BioMarin Pharmaceutical Inc.

Form 10-K for the Fiscal Year Ended December 30, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2007

File No. 000-26727

Dear Mr. Rosenberg:

We are writing in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”), by letter dated December 20, 2007 (the “Comment Letter”), with respect to BioMarin Pharmaceutical Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 30, 2006 (the “2006 Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2007.

Set forth below are the Company’s responses to the Staff’s comments. Our responses have been numbered to correspond to the numbers assigned to each of the Staff’s comments in the Comment Letter.

Item 9A. Controls and Procedures, page 50

Evaluation of Disclosure Controls and Procedures, page 50

1.	You state that your CEO and CFO have concluded that your disclosure controls are “sufficiently effective.” The use of terminology other than effective raises the question if you are attempting to state that disclosure controls and procedures met some standard lower than effective. Please revise your disclosure. Refer to Item 307 of Regulation S-K.

Response

In response to the Staff’s comment, the language was not intended to mean that the controls met a lower standard. The Company’s conclusion was that the controls and procedures met the effectiveness standards of Item 307 of Regulation S-K. The use of sufficient was intended to mean “enough to meet the needs of the situation.”

The Company will remove the “sufficiently” adverb in future filings that require the Item 307 disclosure and because of the inadvertent use of the word “sufficiently” does not believe amending its prior filings is required.

Financial Statements – December 31, 2006

(2) Summary of Significant Accounting Policies, page F-9

(s) Reclassifications, page F-17

2.	Please explain to us why you classified cash outflows for property, plant and equipment within cash flows from operations instead of investing activities.

Response

In response to the Staff’s comment, in the Form 10-K for the year ended December 31, 2006, all of our cash outflows for property, plant and equipment are included within the cash flows from investing activities (in the line item “Purchase of property, plant and equipment”) and not within cash flows from operations for the three years presented. The Company notes that Footnote 2(s) discusses a reclassification of immaterial amounts for property, plant and equipment that were inappropriately included within the accounts payable and accrued liabilities line item of previously filed statements of cash flows for 2004 and 2005.

Our consolidated statements of cash flows prior to December 31, 2006 presented our purchases of property, plant and equipment for statement of cash flow purposes on an accrual basis, i.e., the balances for accounts payable and accrued liabilities used to calculate the changes for purposes of operating cash flows included unpaid amounts related to purchases of property, plant and equipment. In December 2006 we determined that the inclusion of such amounts in the accounts payable and accrued liabilities line item of the statement of cash flows was not appropriate and recorded the prior year reclassifications discussed in the footnote. Depending on the relative size of unpaid amounts related to property, plant and equipment purchases that were included in the opening and closing balance sheets for any given period, the reclassification may increase or decrease cash flows from operations. As such, the footnote discloses that cash outflows from operations were decreased as a result of the reclassification for the year ended December 31, 2004 and were increased as a result of the reclassification for the year ended December 31, 2005. It does not mean that the actual cash flows for purchases of property, plant and equipment are being included in cash flows used in operations.

We believe that the reclassifications of the unpaid acquisitions of property, plant and equipment are immaterial qualitatively and quantitatively to the consolidated statements of cash flows and consolidated financial statements for the years ended December 31, 2004 and 2005, and therefore we did not restate the financial statements for those periods. However, we disclosed the nature and amounts of the reclassifications in the footnotes to the consolidated financial statements for the year ended December 31, 2006 to assist readers of our financial statements with reconciling the previous and revised presentation.

Beginning with the consolidated statement of cash flows for the year ended December 31, 2006 and for the interim financial statements for 2007, we have and will continue in the future to classify the actual cash payments for purchases of property, plant and equipment as cash flows from investing activities.

Form 10-Q – September 30, 2007

(2) Summary of Significant Accounting Policies, page 6

(c) Revenue Recognition, page 7

Royalty and license revenues, page 9

3.	Please explain to us why you believe that the milestone payment received related to the “one-year anniversary” of FDA approval recorded in the current period represented a substantive milestone, as its receipt is based solely on the passage of time from FDA approval.

Response

In response to the Staff’s comment, we recognized the revenue associated with the milestone payment received during the second quarter of 2007 related to the one-year anniversary of FDA approval because prior to that period we determined that all of the Staff Accounting Bulletin No. 104: Revenue Recognition (“SAB 104”) criteria were not met as they related to this payment, specifically the requirement that the seller’s price to the buyer be fixed or determinable within the meaning of SAB 104.

For background on the overall transaction, in March 2006 we sublicensed the North American rights to the Orapred product line to Alliant Pharmaceuticals, Inc. (“Alliant”), which was subsequently acquired by Sciele Pharma, Inc. in June 2007 (“Sciele”). The sublicense agreement provided for a total of $18.0 million in upfront and milestone payments, including the final $4.0 million payment due one year after the FDA approval of Orapred ODT that we received and recorded as revenue in the second quarter of 2007. The first $14.0 million of payments provided for under the arrangement were payable within five days after the achievement of the applicable milestone event, and the final $4.0 million payment was the only payment required under the license that had payment terms one year after a milestone event.

In analyzing whether the final $4.0 million payment under our license arrangement was fixed or determinable, the Company considered Footnote 5 of SAB 104, which refers to the consideration of paragraphs 26 – 33 of SOP 97-2: Software Revenue Recognition (“SOP 97-2”). Footnote 5 of SAB 104 notes that paragraphs 27 – 29 of SOP 97-2 specifically consider software transactions and other sales transactions in which the risk of technological obsolescence is high. Since the licensed Orapred ODT product was not subject to significant technological obsolescence through the payment date of the $4.0 million, the Company’s analysis focused on paragraphs 26 and 30-33 of SOP 97-2.

Paragraph 30 of SOP 97-2 describes factors for considering whether the fixed or determinable and collectibility criteria for revenue recognition are met, including the following that were relevant in our analysis:

a)	Consideration of the seller’s business practices and other factors indicating that a payment is contingent on the customer’s success;

b)	The age, capitalization and financial situation of the customer in considering their ability to honor commitments to make fixed or determinable payments until they collect cash from their customers; and

c)	Uncertainties about the amount of future sales of the licensed product

Normally, we recognize milestone revenue when the milestone event is achieved and the company has no further performance obligations related to that payment. However, with respect to the final $4.0 million payment from Alliant, we noted that the factors described in SOP 97-2 were relevant given our lack of experience with Alliant and their relative size as a company, together with the extended payment term of the $4.0 million of greater than one year from the agreement date. As such, after applying the guidance in SOP 97-2 to the Company’s situation and the following facts and circumstances, the Company concluded that the $4.0 million should have been recognized as it became due.

The primary reason for the one year payment term was that Alliant’s ability to make the $4.0 million payment was contingent on Alliant’s ability to generate sufficient revenue to make the payment. Based on Alliant’s liquidity as of the execution of the license, although it had the ability to make the first $14.0 million of payments, it did not have the ability, without additional revenue, to make the final $4.0 million payment. In fact, although the entire $4.0 million was received in June 2007, Alliant was delinquent in making the full $4.0 million payment by the due date.

Further, Orapred ODT was a new product, for which future sales were uncertain; and if sales of the licensed product were less than expected over the twelve-month period, there was not adequate evidence to overcome the presumption the amount would have been renegotiated and reduced. Alliant, and subsequently Sciele, had the ability to terminate the license agreement at its option upon notice to the Company. If the sales of Orapred ODT were significantly below expectations, Alliant or Sciele could have threatened to exercise this right in order to renegotiate the milestone.

The Company did not believe that recognizing the payment during the twelve-month period following approval was appropriate as the fee was not considered to be fixed or determinable until the due and payable date based on the analysis above. We expect that the financial statements included with our Form 10-K for the year ended December 31, 2007 will provide additional footnote disclosures regarding our revenue recognition for this milestone consistent with generally accepted accounting principles requirements for audited financial statements.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (415) 506-6388.

Very Truly Yours,

/s/ Jeffrey H. Cooper
Jeffrey H. Cooper
Senior Vice President, Chief Financial Officer